   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 13, 1996

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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                               ----------------

                                SCHEDULE 13E-4
                         ISSUER TENDER OFFER STATEMENT
                     (PURSUANT TO SECTION 13(E)(1) OF THE
                       SECURITIES EXCHANGE ACT OF 1934)

                               ----------------

                           DSG INTERNATIONAL LIMITED
                 (NAME OF ISSUER AND PERSON FILING STATEMENT)

                   ORDINARY SHARES, PAR VALUE $.01 PER SHARE
                        (TITLE OF CLASS OF SECURITIES)

                                   G28471103
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                                  PETER CHANG
                       ASSOCIATED HYGIENIC PRODUCTS LLC
                           4455 RIVER GREEN PARKWAY
                               DULUTH, GA 30136
                                (770) 497-9800
                 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
               AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS
                   ON BEHALF OF THE PERSON FILING STATEMENT)

                                   Copy to:

                              ROBERT E. SULLIVAN
                         PILLSBURY MADISON & SUTRO LLP
                             235 MONTGOMERY STREET
                            SAN FRANCISCO, CA 94104
                                (415) 983-1361

                               NOVEMBER 13, 1996
                      (DATE TENDER OFFER FIRST PUBLISHED,
                      SENT OR GIVEN TO SECURITY HOLDERS)

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
          TRANSACTION VALUATION(*)  AMOUNT OF FILING FEE
--------------------------------------------------------
      $12,325,000                          $2,465
--------------------------------------------------------
--------------------------------------------------------

(*) Determined pursuant to Rule 0-11(b)(1). Assumes the purchase of 850,000 shares at $14.50 per share.

[_]Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

   Amount
    Previously
    Paid:           Not applicable.
   Form or
    Registration
    No.:            Not applicable.
   Filing Party:    Not applicable.
   Dated Filed:     Not applicable.

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                         This is Page One of     Pages
         The Exhibit Index is located on Sequentially Numbered Page 5

ITEM 1. SECURITY AND ISSUER.

  (a) The name of the issuer is DSG International Limited, a British Virgin Islands company (the "Company"), that has its principal executive offices at 17/F Watson Centre, 16-22 Kung Yip St., Kwai Chung, Hong Kong.

  (b) This schedule relates to the offer by the Company to purchase up to 850,000 outstanding Ordinary Shares (or such lesser number of shares as are properly tendered and not withdrawn), par value $.01 per share (the "Ordinary Shares"), at a price not greater than $14.50 nor less than $12.75 per Ordinary Share, net to the seller in cash, to be selected by the Company, taking into account the number of Ordinary Shares so tendered and the prices specified by tendering holders of the Ordinary Shares, that will allow the Company to buy 850,000 Ordinary Shares (or such lesser number as are properly tendered and not withdrawn) at a price not greater than $14.50 nor less than $12.75, all upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 13, 1996 (the "Offer to Purchase"), and in the related Letter of Transmittal (which together constitute the "Offer"), copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively. The Offer is being made to all holders of Ordinary Shares, including officers, directors and affiliates of the Company. The information set forth on page 1 and under "Number of Shares; Proration" in Section 1 and "Purpose of the Offer; Certain Effects of the Offer" in Section 9 of the Offer to Purchase is incorporated herein by reference.

  (c) The information set forth under "Price Range of Shares; Dividends" in
Section 8 of the Offer to Purchase is incorporated herein by reference.

  (d) Not applicable.

ITEM 2. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

  (a) The information set forth under "Source and Amount of Funds" in Section 10 of the Offer to Purchase is incorporated herein by reference.

  (b) Not applicable.

ITEM 3. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

  (a)-(j) The information set forth on page 1 and under "Purpose of the Offer; Certain Effects of the Offer" in Section 9 and "Certain Information Concerning the Company" in Section 11 of the Offer to Purchase is incorporated herein by reference.

ITEM 4. INTEREST IN SECURITIES OF THE ISSUER.

  The information set forth under "Purpose of the Offer" and under "Transactions and Agreements Concerning the Shares" in Section 12 of the Offer to Purchase is incorporated herein by reference.

ITEM 5. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE ISSUER'S SECURITIES.

  The information set forth under "Transactions and Agreements Concerning the Shares" in Section 12 of the Offer to Purchase is incorporated herein by reference.

ITEM 6. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

  The information set forth under "Fees and Expenses" in Section 16 of the Offer to Purchase is incorporated herein by reference.

ITEM 7. FINANCIAL INFORMATION.

  (a) and (b) The information set forth under "Certain Information Concerning the Company" in Section 11 of the Offer to Purchase is incorporated herein by reference.

ITEM 8. ADDITIONAL INFORMATION.

  (a)-(d) None or not applicable.

    (e) Reference in hereby made to the Offers to Purchase and the related Letter of Transmittal copies of which are attached hereto at Exhibits (a)(1) and (a)(2), respectively, and are incorporated in their entirety herein by reference.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

    (a)(1) Form of Offer to Purchase dated November 13, 1996.
    (a)(2) Form of Letter of Transmittal dated November 13, 1996, together with Guidelines for Certification of Taxpayer I.D. Number on Substitute Form W-9.
           Form of Letter to Shareholders from the Company dated November 13,
    (a)(3) 1996.
    (a)(4) Form of Notice of Guaranteed Delivery.
    (a)(5) Form of Letter to Brokers, Dealers, Commercial Banks and Trust Companies dated November 13, 1996.
    (a)(6) Form of Letter to Clients dated November 13, 1996.
    (a)(7) Form of Tombstone Advertisement.
    (a)(8) Press Release dated November 13, 1996.
    (b) Commitment Letter dated November 4, 1996 between SouthTrust Bank of Georgia, National Association and Associated Hygienic Products LLC.
    (c)    None.
    (d)    None.
    (e)    None.
    (f)    None.

                                   SIGNATURE

  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 13, 1996.

                                          DSG INTERNATIONAL LIMITED

                                                     /s/ Brandon Wang
                                          By __________________________________
                                                       Brandon Wang
                                                  Chairman and President

                               INDEX TO EXHIBITS

                                                                    SEQUENTIALLY
 EXHIBIT                                                              NUMBERED
 NUMBER                         DESCRIPTION                             PAGE
 -------                        -----------                         ------------
 (a)(1)  Form of Offer to Purchase dated November 13, 1996.......
 (a)(2)  Form of Letter of Transmittal dated November 13, 1996, together with Guidelines for Certification of Taxpayer
         I.D. Number on Substitute Form W-9......................
         Form of Letter to Shareholders from the Company dated
 (a)(3)  November 13, 1996.......................................
 (a)(4)  Form of Notice of Guaranteed Delivery...................
 (a)(5)  Form of Letter to Brokers, Dealers, Commercial Banks and
         Trust Companies dated November 13, 1996.................
 (a)(6)  Form of Letter to Clients dated November 13, 1996.......
 (a)(7)  Form of Tombstone Advertisement.........................
 (a)(8)  Press Release dated November 13, 1996...................
 (b)     Commitment Letter dated November 4, 1996 between
         SouthTrust Bank of Georgia, National Association and
         Associated Hygenic Products LLC.........................
 (c)     None....................................................
 (d)     None....................................................
 (e)     None....................................................
 (f)     None....................................................